Exhibit 99.N

FORM OF

KRANESHARES TRUST

Rule 18f-3 Multiple Class Plan

KraneShares Trust (the “Trust”), a registered management investment company offering separate series (each a “Fund” and together the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of certain Funds.

A.    Attributes of Share Classes

1.	The rights of each class of shares of the Funds shall be as set forth in the respective Certificate of Class Designation for each class (each a “Certificate”), as each such Certificate is approved by the Trust’s Board of Trustees and attached hereto as an exhibit.

2.	With respect to each class of shares created hereunder, each share of a Fund will represent an equal pro rata interest in the Fund and will have identical terms and conditions, except that:

(i)	each class will have a different class name (or other designation) that identifies the class as separate from any other class;
(ii)	each class will be offered and sold only to investors meeting the qualifications set forth in the Certificate and/or disclosed in the Trust’s then current prospectus(es);
(iii)	each class will separately bear any distribution fees that are payable in connection with a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (a “Distribution Plan”) and separately bear any service fees that are payable under any service agreement entered into with respect to that class that are not contemplated by or within the scope of the Distribution Plan;
(iv)	each class may be subject to different front-end sales charges or contingent deferred sales charges;
(v)	each class may bear a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount by that class or if the class receives services of a different kind or to a different degree than other classes; and
(vi)	shareholders of each class will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to such class (such as a Distribution Plan or service agreement relating to a class) and will have separate voting rights on any matter submitted to shareholders in which the interests of that class differ from the interests of any other class.

B.    Expense Allocations

With respect to each Fund, the expenses of each class shall be allocated as follows: (i) any Rule 12b-1 fees relating to a particular class of shares associated with a Distribution Plan or service fees relating to a particular class of shares are (or will be) borne exclusively by that class; (ii) any front-end sales charges or contingent deferred sales charges relating to a particular class of shares are (or will be) borne exclusively by the class; and (iii) any other expenses relating to a particular class, including any incremental transfer agency fees, are (or will be) borne exclusively by that class. Non-class specific expenses shall be allocated in accordance with Rule 18f-3(c).

C.    Amendment of Plan; Periodic Review

This Plan must be amended to properly describe (through additional exhibits hereto) each new class of shares upon its approval by the Board of Trustees of the Trust. The Board, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the 1940 Act, must periodically review the Plan for its continued appropriateness and must approve any material amendment of the Plan as it relates to any class of any Fund covered by the Plan. In approving any material amendment to the Plan, the Trustees, including a majority of the Trustees who are not interested persons of the Trust, must find that the amendment is in the best interests of each class individually and the Trust as a whole.

Adopted June 9, 2014

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Exhibit A

KRANESHARES TRUST

CERTIFICATE OF CLASS DESIGNATION

CLASS A SHARES

1.    Class-Specific Arrangements; Other Expenses

Class A Shares are sold subject to a sales charge and an asset-based fee under a distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, as described in the Trust’s prospectus(es).

2.    Eligibility of Purchasers

Class A Shares generally require a minimum initial investment amount of $2,500 ($1,000 for individual retirement accounts) and a minimum subsequent investment amount of $100. Class A Shares are offered primarily through authorized securities brokers and other financial intermediaries. The investor eligibility requirements may be amended from time to time as reflected in the Trust’s prospectus(es).

3.    Exchange Privileges

Class A Shares of each Fund may be exchanged for Class A Shares of any other Fund in accordance with the procedures disclosed in the Trust’s prospectus(es) and subject to any applicable limitations resulting from the closing of Funds to new investors.

4.    Voting Rights

Each shareholder of Class A Shares will have one vote for each full share held and a fractional vote for each fractional share held. Shareholders of Class A Shares will have exclusive voting rights regarding any matter submitted to shareholders of Class A Shares that relates solely to Class A Shares and will have separate voting rights on any other matter submitted to shareholders of Class A Shares in which the interests of shareholders of Class A Shares differ from the interests of holders of any other class.

5.    Conversion Rights

Each Fund reserves the right to convert a shareholder’s Class A Shares to Institutional Class Shares if such shareholder’s Class A meet the eligibility criteria for Institutional Class Shares, as described in the Trust’s prospectus(es).

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Exhibit B

KRANESHARES TRUST

CERTIFICATE OF CLASS DESIGNATION

INSTITUTIONAL CLASS SHARES

1.    Class-Specific Arrangements; Other Expenses

Institutional Class Shares are sold without a sales charge or asset-based distribution or shareholder services fee.

2.    Eligibility of Purchasers

Institutional Class Shares generally require a minimum initial investment amount of $100,000 and have no minimum subsequent investment amount. Institutional Class Shares are primarily offered directly through a Fund’s transfer agent and authorized securities brokers and other financial intermediaries to those investors that qualify as institutional investors. The investor eligibility requirements may be amended from time to time as reflected in the Trust’s prospectus(es).

3.    Exchange Privileges

Institutional Class Shares of each Fund may be exchanged for Institutional Class Shares of any other Fund in accordance with the procedures disclosed in the Trust’s prospectus(es) and subject to any applicable limitations resulting from the closing of Funds to new investors.

4.    Voting Rights

Each shareholder of Institutional Class Shares will have one vote for each full share held and a fractional vote for each fractional share held. Shareholders of Institutional Class Shares will have exclusive voting rights regarding any matter submitted to shareholders of Institutional Class Shares that relates solely to Institutional Class Shares and will have separate voting rights on any other matter submitted to shareholders of Institutional Class Shares in which the interests of shareholders of Institutional Class Shares differ from the interests of holders of any other class.

5.    Conversion Rights

Institutional Class Shares do not have a conversion feature.

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